UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter Radetich

(Senior Vice President, General Counsel & Secretary)

300 Corporate Parkway

Suite 214N

Amherst, New York

716 882-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Amar Budarapu

Roger Bivans

Baker & McKenzie LLP

1900 North Pearl

Suite 1500

Dallas, TX 75201

United States

Tel: +1 214 978 3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”) filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chicago Merger Sub, Inc., a New York corporation ( “Merger Sub”), a wholly-owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Cegeka” or “Parent”), to purchase all of the outstanding Shares of the Company for (i) $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on August 23, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 2. Identity and Background of Filing Person.

The subsection of Item 2 of the Schedule 14D-9 entitled “Tender Offer” is hereby amended as follows:

•	The first sentence of the fifth full paragraph is amended and restated as follows:

“The Offer was initially scheduled to expire one minute after 11:59 p.m. Eastern Time on the date that was twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Cegeka and CTG.”

•	By adding the following as a new paragraph immediately after the fifth paragraph”

“On September 21, 2023, Parent and Merger Sub announced an extension of the Expiration Date until one minute after 11:59 P.M., Eastern Time, on October 13, 2023, unless the Offer is further extended or earlier terminated pursuant to the terms of the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 P.M., Eastern Time, on September 20, 2023.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(I) as is incorporated herein by reference.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following as a new paragraph immediately after the second paragraph of the section “Legal Proceedings”:

“On September 11, 2023, Mr. Floyd gave notice to the court of the withdrawal of his order to show cause in light of CTG’s revised disclosures included in Amendment No. 2 to the Schedule 14D-9 filed by the Company with the SEC on September 11, 2023.”

•	By adding the following paragraphs as a new subsection following the heading entitled “Item 8. Additional Information – Regulatory Approvals.”:

Extension of the Offer

“On September 21, 2023, Parent and Merger Sub announced an extension of the Expiration Date until one minute after 11:59 P.M., Eastern Time, on October 13, 2023, unless the Offer is further extended or earlier terminated pursuant to the terms of the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 P.M., Eastern Time, on September 20, 2023.

Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent that, as of 5:00 p.m., Eastern Time, on September 20, 2023, approximately 11,640,378.197500 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 76.5467% of the outstanding Shares.

The press release announcing the extension of the Offer is attached as Exhibit (a)(1)(I) as is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by inserting the following Exhibit below (a)(1)(H) as Exhibit (a)(1)(I).

Exhibit No.	Description

(a)(1)(I)	Joint Press Release issued by Cegeka Groep NV and Computer Task Group, Incorporated on September 21, 2023 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2023

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ Peter P. Radetich
Name:	Peter P. Radetich
Title:	Senior Vice President, General Counsel & Secretary